UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For the month of September 2005

Material Change Report and Press Release

Combination Agreement and Credit Agreement

(Commission File Number: 0-20390)

ID BIOMEDICAL CORPORATION

(Translation of Registrant’s name into English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F

Form 20-F   ☐       Form 40-F   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.

Yes   ☐     No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ID BIOMEDICAL CORPORATION

Date: September 12, 2005	/S/ Anthony F. Holler
Anthony F. Holler. Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Material Change Report dated September 9, 2005
99.2	Press Release dated September 7, 2005
99.3	Combination Agreement Among GlaxoSmithKline plc, GlaxoSmithKline Inc. and ID Biomedical Corporation dated as of September 7, 2005
99.4	Credit Agreement Between ID Biomedical Corporation and GlaxoSmithKline Inc. made as of September 7, 2005